

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Mr. Richard J. Wrensen
President, Chief Executive Officer and Chief Financial Officer
Eastern Light Capital, Incorporated
100 Pine Street, Suite 560
San Francisco, CA 94111

> **Re: Eastern Light Capital, Incorporated**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2010**
> **File No. 1-12941**

Dear Mr. Wrensen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,


Daniel L. Gordon
Branch Chief